Wolters Kluwer

PRESS RELEASE

Wolters Kluwer Announces Full-Year Revenue Increase of 9% in 2006
Full-year results show successful completion of three-year plan;
Clear momentum for accelerating profitable growth

Amsterdam (February 28, 2007) - Wolters Kluwer, a leading global information services company and publisher, today released its full-year and fourth-quarter 2006 results. Full-year revenues grew 9% with organic revenue growth of 3%. In the fourth quarter, revenues grew 8%, with organic growth of 6%. The successful completion of the transformation over the past three years has strengthened the company and established a foundation for accelerating profitable growth in 2007 and beyond.

Highlights include:
Full-Year 2006:
- Revenues increased 9% to €3,693 million (2005: €3,374 million)
- Organic revenue growth of 3%, in line with full-year outlook
- Ordinary EBITA increased 16% to €618 million (2005: €533 million)
- Ordinary EBITA margin of 17% (2005: 16%)
- Investment in product development reached €272 million (an increase of 9% over 2005)
- Structural cost savings of €128 million (an increase of 28% over 2005)
- Strong free cash flow of €443 million (2005: €351 million)
- Ordinary diluted EPS increased 16% to €1.23 (an increase of 15% at constant currencies)
- Selective acquisitions to strengthen leading positions and enter high-growth adjacent markets

Fourth-Quarter 2006:
- Revenues increased 8% to €1,003 million (2005: €932 million)
- Organic revenue growth of 6% (2005: 3%)
- Ordinary EBITA increased 17% to €173 million (2005: €148 million)
- Ordinary EBITA margin of 17% (2005: 16%)
- Investment in product development reached €74 million (an increase of 7% over same period 2005)
- Structural cost savings of €37 million (an increase of 32% over same period 2005)
- Strong free cash flow of €204 million (2005: €208 million)
- Ordinary diluted EPS increased 9% to €0.34 (an increase of 15% at constant currencies)

Dividend
- Proposal to increase dividend by 5% to €0.58 per share; going forward, Wolters Kluwer will maintain a progressive dividend policy.

Nancy McKinstry, CEO and Chairman of the Executive Board, commented on the company's performance over 2006:
"2006 marked the successful completion of Wolters Kluwer's transformation to deliver sustainable growth and long-term shareholder value. In 2006, Wolters Kluwer continued to achieve strong financial results, consistent with the plans and targets we set for the year. Our revenues grew by 9%, including organic growth of 3%, demonstrating clear momentum behind our efforts to invest in expanding our leading market positions. Electronic product revenues increased significantly, to 43% of total revenues. This growth occurred across all divisions, highlighting the importance of integrated content and software solutions to our overall growth program.

"Wolters Kluwer's operating margins also improved as we realized significant savings resulting from operating efficiencies. This focus on efficiencies is continuing as we actively undertake operational excellence initiatives across the organization.

"With increased free cash flow, we have the financial resources to drive growth as well as return value to our shareholders. Reflecting the strength of these financial results, the company has proposed to increase the dividend by 5% for 2006.

"As we focus on 2007, we will accelerate profitable growth through rigorous execution of our strategy, which includes growing our leading positions, capturing key adjacent markets, exploiting global scale and

scope, and continuing to institutionalize operational excellence. This strategy leverages our strength in superior content and technology, deep customer relationships, and market-leading brands.

"Looking forward, I have confidence in our ability to accelerate profitable growth, supporting enhanced shareholder value. It is a very exciting time to be at Wolters Kluwer," said McKinstry.

Key division highlights, 2006 achievements in support of the strategy

Health: Organic revenue growth of 3% with a good performance from Professional & Education, due to a strong front list and the success of online products in the nursing segment, as well as strong growth at Ovid, offset by softness in spending by the pharmaceutical industry on promotional programs.

Corporate & Financial Services: Significant organic revenue growth of 7%, with strong performance across all core product lines and reflecting the success of its strategy to extend into adjacent market segments.

Tax, Accounting & Legal: Good organic revenue growth of 5% achieved through strong results in Tax and Accounting, fueled by new customer adoptions of software solutions, and a solid performance from Law & Business, driven by legal professional, legal education, and international product lines.

Legal, Tax & Regulatory Europe: Organic revenue growth of 1% achieved, restoring growth to the division and marking the successful completion of a major transformation. Strong performance in Central and Eastern Europe, Spain, and Italy. Importantly, Belgium and the Netherlands generated modest growth, resulting from successful restructuring efforts.

Education: Organic revenue growth of 2% with particularly strong performance in the United Kingdom following new product introductions. The review of strategic alternatives for Education announced in 2006 is expected to be completed in the first half of 2007.

Outlook for 2007 (in constant currencies[1]):

Key Performance Indicators	2007
Organic revenue growth	4%
Ordinary EBITA margin	19-20%
Cash conversion ratio (CAR)	95-105%
Free cash flow	±€450 million
Return on invested capital % [2]	≥ WACC [3]
Ordinary diluted EPS	€1.45-€1.55

Guidance per division	2007 organic revenue growth
Health	2-3%
Corporate & Financial Services	5-7%
Tax, Accounting & Legal	4-6%
Legal, Tax & Regulatory Europe	2-4%
Education	2-4%

[1] Constant rate EUR/USD = 1.26. Changes of the fair value of derivatives that impact the income statement are also eliminated to the extent that these result from currency fluctuations. The outlook includes the result of the Education division, pending the outcome of the review of strategic alternatives.
[2] After tax
[3] WACC (weighted average cost of capital) is currently 8% after tax

2007 cost savings guidance: It is expected that cost savings will achieve a run-rate of €160 million.

2007 phasing guidance: It is anticipated that organic revenue growth will accelerate in the second half of 2007, as was the case in 2006 and prior years. In the first quarter of 2007 organic growth is expected to be higher than 2006, reflecting the timing of a large tradeshow for LTRE that occurred in the second quarter of 2006, but is scheduled for the first quarter of 2007.

2007 divisional guidance includes the results of the Education division, pending the outcome of the review of strategic alternatives.

Outlook Beyond 2007[1]

Key Performance Indicators	Beyond 2007
Organic revenue growth	4-5%
Operating margins (ordinary EBITA margin)	Continuous improvement
Ordinary diluted EPS	Double-digit growth
Return on invested capital %[2]	Exceeding WACC[3] as of 2007
Dividend policy	Progressive
Target net-debt-to-EBITDA ratio	Approximately 2.5x by year-end 2007

2007 Dividend

Wolters Kluwer will propose at the Annual General Meeting of Shareholders to be held on April 20, 2007, to distribute a dividend of €0.58 per share for 2006 (a 5% increase over 2005). Going forward, Wolters Kluwer will maintain a progressive dividend policy. A dividend of €0.58 corresponds with a dividend yield of 2.7% over the closing share price of December 31, 2006. In line with previous years, and indicating a strong belief in the future of the company, Wolters Kluwer proposes to allow its shareholders to choose between a distribution in the form of cash or stock. The stock dividend ratio will be set on April 27, 2007 (after the close of trading). The cash distribution will be payable as of May 3, 2007.

Income statement figures

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter					Full Year			
2006	2005	Change %	Change constant currency %		2006	2005	Change %	Change constant currency %
1,003	932	8	12	Revenues	3,693	3,374	9	10
137	106	30		Operating profit	497	432	15	
14	11			Operating profit margin (%)	13	13		
93	70	33		Profit for the period	322	261	24	
0.30	0.23	31		Basic EPS (€)	1.04	0.86	22	
0.30	0.22	31		Diluted EPS (€)	1.03	0.85	21	

[1] Constant rate EUR/USD = 1.26. Changes of the fair value of derivatives that impact the income statement are also eliminated to the extent that these result from currency fluctuations.
[2] After tax
[3] WACC (weighted average cost of capital) is currently 8% after tax

Other benchmark figures [4]

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter 2006	Fourth Quarter 2005	Change %	Change constant currency %		Full Year 2006	Full Year 2005	Change %	Change constant currency %
173	148	17	22	Ordinary EBITA	618	533	16	16
17	16			Ordinary EBITA margin (%)	17	16		
173	136	27	34	EBITA	618	513	20	21
17	15			EBITA margin (%)	17	15		
110	100	11	17	Ordinary net income	387	327	19	18
0.34	0.32	9	15	Ordinary diluted EPS (€)	1.23	1.06	16	15

Non income statement benchmark figures

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter 2006	Fourth Quarter 2005	Change %		Full Year 2006	Full Year 2005	Change %
1.56	1.78		Cash conversion ratio (CAR)	1.00	1.06	
204	208	(2)	Free cash flow	443	351	26
0.64	0.67	(4)	Free cash flow per share (diluted, in euros)	1.41	1.14	24
			Net (interest bearing) debt[5]	2,050	1,637	25
			Ultimo FTEs	18,871	17,419	8

Financial Performance

Revenues

In the fourth quarter, revenues were €1,003 million, up 8% compared to the previous year (€932 million), in part as a result of the impact of acquisitions offset by a weaker U.S. dollar. Organically (in constant currencies and excluding the impact of acquisitions and divestments), revenues increased by 6%, with strong performance across all divisions.

For the full year, revenues were €3,693 million, up 9% compared to the previous year (€3,374 million) largely as a result of the impact of acquisitions, a slightly weaker U.S. dollar compared to full-year 2005, and organic revenue growth of 3%. Organic revenue growth for the full year was strongest at the Corporate & Financial Services and Tax, Accounting & Legal divisions.

[4] Wherever used in this report, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of publishing rights. Exceptional items consist of restructuring expenses relating to initiatives that followed the three-year plan of 2003-06. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of our base business. These figures are presented as additional information and do not replace the information in the income statement and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP.

[5] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, bank overdrafts minus cash and cash equivalents, and value of related derivative financial instruments.

Operating profit, profit for the period, EPS
In the fourth quarter, operating profit was €137 million, compared to €106 million in the prior year (an increase of 30%). The EBIT margin was 14%, compared to 11% in the prior year. The EBIT margin improved due to increased revenues, the benefit of cost savings, and lower exceptional restructuring costs, partly offset by increased amortization expenses as a result of the 2006 acquisitions.

For the full year, operating profit was €497 million, compared to €432 million in the prior year (an increase of 15%). The EBIT margin was stable at 13%.

Financing costs in the fourth quarter increased to €29 million, reflecting the higher net debt balance in the quarter. Financing results for full-year 2006 were €104 million, compared to €103 million in the previous year.

The result on disposals consists of the profit realized on the disposals of Segment, CT Insurance Services, and Cedam Scolastica.

The tax rate decreased to 21%, compared to 23% in the prior year. This decrease was a result of a lower tax rate in the Netherlands, increased tax benefits on the amortization expense, and lower taxes on disposals.

Profit for the fourth quarter was €93 million, up 33% compared to €70 million in the prior year, reflecting the increase of operating profit. Profit for the year was €322 million, up 24% compared to the same period in 2005 (€261 million).

Diluted EPS increased by 31% to €0.30 for the fourth quarter and by 21% to €1.03 for full-year 2006.

Ordinary EBITA, ordinary net income, ordinary EPS
In the fourth quarter, ordinary EBITA was €173 million (ordinary EBITA margin 17%), compared to €148 million (ordinary EBITA margin 16%) in the prior year, mainly due to revenue growth and increased cost savings, partially offset by higher product development spending.

Over the full year, ordinary EBITA was €618 million (ordinary EBITA margin 17%), compared to €533 million (ordinary EBITA margin 16%) in the prior year. Non-exceptional restructuring spending of €39 million was slightly lower than in 2005 (€42 million).

The tax rate on ordinary income before tax was 25% (2005: 25%).

Ordinary net income in the fourth quarter increased to €110 million (up 11%), and to €387 million for the full year (up 19%) reflecting the increase in ordinary EBITA. Ordinary diluted EPS increased to €0.34 in the fourth quarter (up 9%) and to €1.23 for the full year, an increase of 16% (2005: €1.06).

Balance sheet, cash flow
Free cash flow in the fourth quarter was €204 million, compared to €208 million in the same period of 2005. The increase of EBITA in the fourth quarter was offset by higher paid financing cost, due to the premium of the convertible bond that was repaid in November 2006 and a lower contribution from working capital. The movement of working capital in the fourth quarter includes a special payment of €10 million to one of the pension funds to reduce the deficit of that fund.

Over the full year, free cash flow was €443 million, up from €351 million in full-year 2005 (up 26%), due to the increase of EBITA and a refund of Dutch corporate income tax.

Group equity of €1,196 million (2005: €1,099 million) benefited from the profit for the year and actuarial gains on employee benefits, partly offset by the decrease of U.S. dollar compared to the euro when comparing the end of 2006 to the end of 2005.

Net debt increased by 25% to €2,050 million (2005: €1,637 million) due to increased acquisition activity.

Wolters Kluwer

Division Overview

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter 2006	Fourth Quarter 2005		Full Year 2006	Full Year 2005
		Revenues		
232	199	▪ Health	823	656
137	136	▪ Corporate & Financial Services (CFS)	534	496
179	165	▪ Tax, Accounting & Legal (TAL)	678	621
398	380	▪ Legal, Tax & Regulatory Europe (LTRE)	1,342	1,292
57	52	▪ Education	316	309
1,003	932	Total revenues	3,693	3,374
		Operating profit		
28	31	▪ Health	80	93
27	14	▪ Corporate & Financial Services (CFS)	106	83
8	15	▪ Tax, Accounting & Legal (TAL)	93	84
91	60	▪ Legal, Tax & Regulatory Europe (LTRE)	196	158
(2)	(4)	▪ Education	62	58
(15)	(10)	▪ Corporate	(40)	(44)
137	106	Total operating profit	497	432
		Ordinary EBITA		
41	35	▪ Health	120	104
30	26	▪ Corporate & Financial Services (CFS)	116	100
20	24	▪ Tax, Accounting & Legal (TAL)	131	122
99	78	▪ Legal, Tax & Regulatory Europe (LTRE)	228	193
(2)	(3)	▪ Education	62	59
(15)	(12)	▪ Corporate	(39)	(45)
173	148	Total ordinary EBITA	618	533

Health

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter					Full Year			
2006	2005	Change %	Change constant currency %		2006	2005	Change %	Change constant currency %
232	199	16	27	Revenues	823	656	25	27
28	31	(11)		Operating profit	80	93	(14)	
41	35	14	25	Ordinary EBITA	120	104	15	19
17	18			Ordinary EBITA margin (%)	15	16		
5	5			Capital expenditure on fixed assets (CAPEX)	21	11		
				Ultimo FTEs	2,679	2,168	24	

Division Focus. Wolters Kluwer Health plays a leading role in driving medical excellence. The division offers a broad array of content and information solutions globally, including many of the most trusted brands in the healthcare and life sciences industries.

Health's revenues for the full year were €823 million, an increase of 25% over 2005, primarily as a result of the acquisitions of Healthcare Analytics and ProVation Medical. Organic revenue growth was 3% driven by strong performance from the Professional & Education unit's nursing segment and positive results from Ovid's online offering. Ordinary EBITA margin declined from 16% in 2005 to 15% in 2006 reflecting the investments in new products, sales force expansions, additional data purchases for Healthcare Analytics, and higher royalty expenses.

For the fourth quarter, revenues were €232 million, an increase of 16% over fourth-quarter 2005, reflecting the impact of the 2006 acquisitions partially offset by a weaker U.S. dollar. More importantly, organic growth was 6% for the quarter, driven by new sales at Professional & Education and strong renewals at Ovid. The ordinary EBITA margin was similar to the same period in the prior year.

Pharma Solutions experienced good performance in proprietary reprints and business intelligence products, which was offset by softness in spending by the pharmaceutical industry on promotional programs such as books and vouchers and medical communications. The results of Healthcare Analytics were in line with expectations, while being impacted by additional investments to drive future growth. Healthcare Analytics renewed the service contracts with its main customers for 2007, but continued to see significant price compression for its traditional Targeting & Compensation product line.

Medical Research generated strong growth from its core online platform, Ovid. The unit further increased Ovid's market leadership with the successful fourth-quarter launch of the LWW Archive journal product. Late in the year, Ovid also signed an agreement with the German Research Foundation to provide students, faculty, and researchers at universities and research institutes across Germany with access to scientific journal and database archives. These results were partially offset by the weakness in advertising and circulation levels for the journal business.

Professional & Education continued to deliver strong results, particularly from its nursing and medical segments. In nursing education, growth in new adoptions was supported by new products, enhanced sales coverage, and increased school enrollments. The introduction of ThePoint, an online point-of-learning

platform, was rewarded by positive adoption during the year. In medicine, the unit benefited from a robust front list, particularly in radiology.

Clinical Solutions generated strong results in both its core Medi-Span and ProVation products, partly offset by declines in its F&C legacy print product lines. The unit also furthered its position in the point-of-care market, expanding relationships with electronic medical record partners, including a multiyear agreement with Allscripts reached during the fourth quarter to deliver custom content using ProVation.

Corporate & Financial Services (CFS)
(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter					Full Year			
2006	2005	Change %	Change constant currency %		2006	2005	Change %	Change constant currency %
137	136	1	9	Revenues	534	496	8	9
27	14	93		Operating profit	106	83	27	
30	26	15	25	Ordinary EBITA	116	100	16	17
22	19			Ordinary EBITA margin (%)	22	20		
9	1			Capital expenditure on fixed assets (CAPEX)	24	12		
				Ultimo FTEs	3,187	2,932	9	

Division Focus. Wolters Kluwer Corporate & Financial Services (CFS) is a leading U.S. provider of comprehensive compliance, governance, litigation, and trademark services and solutions for legal professionals; and content, compliance, technology, and services for banking, securities, and insurance professionals.

In 2006, CFS generated revenues of €534 million, an increase of 8% over 2005, with organic revenue growth of over 7%. This growth reflects significant performance within all core products lines as well as continued success at expanding into adjacent segments. Ordinary EBITA margins increased to 22% from 20% in 2005, fueled by strong organic revenue growth and the benefits from continued operational efficiencies.

The division revenues for fourth-quarter 2006 were €137 million, representing organic revenue growth of 9%. Ordinary EBITA margin also improved to 22% in the quarter, largely as a result of a robust revenue growth.

Corporate Legal Services showed significant growth in 2006 across all of its markets and products. CT Compliance & Governance achieved strong results driven by record renewal rates for its registered agent services and high demand for business entity transactions associated with M&A and business formation activities. The UCC Solutions group delivered strong organic growth with continued market share gains driven by rigorous service execution, increased sales, and innovative products. The Litigation Solutions group also contributed to these results by doubling the number of new sales and securing very high retention rates for its CT TyMetrix product. Trademark Solutions expanded its markets position on the strength of its customer service operations, its flagship CT Corsearch® Advantage™ product, and extension of its trademark research capabilities geographically.

Financial Services delivered strong overall results in 2006, with especially robust organic revenue growth in the fourth quarter. The banking unit successfully launched Expere into the large bank market, securing key new customers in the fourth quarter. Expere offers banks an integrated solution to enable them to meet their compliance requirements. The unit's growth also was supported by strong sales of its banking analytics group as well as regulatory changes in banking compliance. The acquisition of GulfPak, which serves customers in the community bank market with strong loan and deposit origination systems, was successfully integrated and provided good growth.

Tax, Accounting & Legal (TAL)
(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter					Full Year			
2006	2005	Change %	Change constant currency %		2006	2005	Change %	Change constant currency %
179	165	8	16	Revenues	678	621	9	9
8	15	(42)		Operating profit	93	84	11	
20	24	(16)	(9)	Ordinary EBITA	131	122	7	5
12	15			Ordinary EBITA margin (%)	19	20		
6	6			Capital expenditure on fixed assets (CAPEX)	12	11		
				Ultimo FTEs	4,463	3,876	15	

Division Focus. Wolters Kluwer Tax, Accounting & Legal (TAL) is a market-leading provider of research, software, and workflow tools in tax and accounting and in numerous key practice areas in the legal and business compliance markets.

TAL achieved revenues for the full year of €678 million, an increase of 9% over 2005. Organic revenue growth was 5% with strong performance from Tax and Accounting as customers continued to adopt products in CCH's core paperless workflow solution suite, which includes ProSystem *fx* Tax, Document, and Engagement. Law and Business also delivered solid organic growth, fueled by the performance in its core legal professional, legal education, and international product lines. Ordinary EBITA margin declined from 20% in 2005 to 19% in 2006 as a result of increased investment in product development, technology, and sales and marketing.

Revenues for the fourth quarter were €179 million, an increase of 8% over the prior year, impacted by acquisitions and the weaker U.S. dollar when compared to the same period in 2005. More importantly, organic growth was 6% for the quarter. The ordinary EBITA margin decreased, due to increased investments in next-generation research and .Net platforms, and increased sales and marketing costs. Furthermore, the seasonality of the ATX and TaxWise businesses, acquired in 2006, negatively impacted the margin, as the results are heavily weighted towards the first quarter of the year.

The Tax and Accounting unit's acquisition of ATX/Kleinrock and TaxWise, which serve the small to medium-size CPA firm market, strategically positions the unit to offer integrated research and software products to accounting firms across all market segments. TAA created the Small Firm Services group in late 2006 to capitalize on the full growth potential of this market segment. Globally, the unit reported strong performances, with both Asia Pacific and Canada contributing. Both introduced country-specific versions of ProSystem *fx* products, marking the continued global expansion of the CCH software line and making CCH Canadian the first provider of an integrated suite of accounting tools for the Canadian market. In China,

CCH continued to build on its leading position with double-digit organic growth. Customer focus was evident in the unit's second annual user conference, attended by more than 500 tax and accounting professionals, and in the recognition CCH products received throughout the year, including 20 CCH products named to *Accounting Today's* 2006 Top 100 Products and ProSystem *fx* Scan winning *The CPA Technology Advisor's* Tax and Accounting Technology Innovation Award. The unit also continued to invest in its enhanced research platform, knowledge management, and .Net initiatives, all designed to advance CCH's market leadership and future growth.

Law & Business delivered good organic growth driven by new product introductions, including 12 online libraries that provide content from across the unit's Aspen Publishers, CCH, and Kluwer Law International imprints. Supporting this integrated approach, the unit also adopted the external-facing identity of Wolters Kluwer Law & Business during 2006. The unit's legal education group achieved double-digit growth during the year, introducing *TeachingLaw.com*, the first all-electronic courseware for legal writing and research. During the fourth quarter, the unit launched *AspenStudyDesk* software, which electronically integrates a law student's work with Aspen's study aids. At the start of 2007, Wolters Kluwer U.K. was integrated into the Law & Business unit, allowing the company to capitalize on market and product synergies.

Legal, Tax & Regulatory Europe (LTRE)

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter					Full Year			
2006	2005	Change %	Change constant currency %		2006	2005	Change %	Change constant currency %
398	380	5	4	Revenues	1,342	1,292	4	4
91	60	51		Operating profit	196	158	24	
99	78	28	27	Ordinary EBITA	228	193	18	18
25	20			Ordinary EBITA margin (%)	17	15		
19	20			Capital expenditure on fixed assets (CAPEX)	37	44		
				Ultimo FTEs	7,145	7,051	1	

Division Focus. Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) offers a broad range of information, software, and services to law firms, accounting firms, corporations, and governments. In each country where it is present, LTRE has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and subject matter experts.

LTRE achieved revenues for the full year of €1,342 million, an increase of 4% over 2005. Organic revenue growth was 1% with strong performance from Central and Eastern Europe, Spain, Italy, and, to a lesser extent, France. Importantly, Belgium and the Netherlands generated modest growth, reflecting the successful completion of the restructuring programs in these countries. Ordinary EBITA margin improved to 17% from 15% in 2005 as a result of positive organic revenue growth and the effects of the restructuring efforts throughout the division.

Fourth-quarter revenues were €398 million, an increase of 5% over the prior year. Organic growth was 4% for the quarter, with positive contributions from almost all European countries, particularly France. The

ordinary EBITA margin for the quarter increased significantly, reflecting strong revenue performance as well as the cost savings associated with the restructuring efforts.

Across the division, LTRE delivered robust growth from online and software products that more than offset the decline in print products. The division's focus on integrated information solutions resulted in significant increases in market penetration in several countries, including the Netherlands, with Kluwer's Navigator product; Lamyline Reflex in France; Belgium's MonKEY search engine for tax, accountancy, audit, and financial professionals; Jogtár, the reference tool for European Union and Hungarian regulation; and several workflow solutions in Italy.

LTRE expanded its geographic reach by entering the Portuguese market through a partnership with legal publisher Coimbra Editora. Wolters Kluwer Belgium also extended into Luxembourg with country-specific solutions. The acquisition of Carl Heymanns Verlag KG grew Wolters Kluwer's leadership in the German academic and legal publishing market.

LTRE also continued restructuring efforts in the United Kingdom, which showed improvements in operating margins over the prior year. At the start of 2007, this group began reporting to Wolters Kluwer Law & Business, part of the Tax, Accounting & Legal division.

Education

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter					Full Year			
2006	2005	Change %	Change constant currency %		2006	2005	Change %	Change constant currency %
57	52	9	8	Revenues	316	309	2	2
(2)	(4)	(35)		Operating profit	62	58	7	
(2)	(3)	(11)	(11)	Ordinary EBITA	62	59	4	4
(4)	(5)			Ordinary EBITA margin (%)	20	19		
3	2			Capital expenditure on fixed assets (CAPEX)	6	7		
				Ultimo FTEs	1,297	1,292	0	

Division Focus. Wolters Kluwer Education sets the standard in teaching and learning in the European educational world, combining high-quality content and state-of-the-art technology to offer educators and students new, more effective ways of teaching and learning.

The Education division achieved revenues of €316 million for 2006, an increase of 2% over 2005. Organic revenue growth was 2%, resulting from particularly strong performance in the United Kingdom. Ordinary EBITA margin increased to 20% from 19% in 2005, reflecting the contribution of increased revenues and the effect of cost savings programs, particularly around procurement. This increase was driven mainly by Wolters-Noordhoff in the Netherlands.

Revenues for fourth-quarter 2006 were €57 million, an increase of 9% over the prior year. Organic growth was 8% for the quarter, with strong performance from all countries, particularly the United Kingdom, driven by the success of new Assessment and Qualifications Alliance (AQA) product introductions. The strong revenue performance also had a positive impact on the ordinary EBITA margin.

Nelson Thornes delivered double-digit growth in a declining market, supported by its exclusive endorsement agreement with the AQA, Britain's largest examination board. Sweden showed growth with Liber reclaiming market share, and Hungary's Műszaki Kiadó achieved organic growth through a contract to develop an e-learning resource for the Hungarian Ministry of Education. In Belgium, the government's decision to invest more in French education and the launch of successful new resources particularly in the Flemish primary market resulted in growth for Wolters Plantyn.

German language education expanded in Austria with an impressive performance in the secondary sector. Bildungsverlag EINS also recorded growth, driven by expansion into the German kindergarten market, a new and promising market segment. Results in the Netherlands were modestly positive, impacted by negative curriculum effects and strong prior year comparables. However, Wolters-Noordhoff achieved good results from the launch of new flexible learning products and a promising start was made to a vocational health e-learning project developed in collaboration with the Amsterdam Medical Center (AMC), one of the largest academic centers in Europe.

As Wolters Kluwer embarks on its 2007 strategy, it has begun to explore strategic alternatives for the Education division. The company has concluded that it is an opportune time to examine alternatives for the business which will provide it with the best opportunities for future expansion and the shareholders of Wolters Kluwer with enhanced value. This review is expected to be completed in the first half of 2007.

Corporate

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter				Full Year		
2006	2005	Change %		2006	2005	Change %
(15)	(10)	39	Operating profit	(40)	(44)	(11)
(15)	(12)	20	Ordinary EBITA	(39)	(45)	(15)
0	0		Capital expenditure on fixed assets (CAPEX)	1	1	
			Ultimo FTEs	100	100	-

Corporate Developments:

Shared Services

With a focus on centralizing common product and support functions to improve efficiency, increase quality, and reduce costs, shared services activities are embedded in global and local operations throughout Wolters Kluwer, particularly in the areas of human resources, back-office fulfillment, editorial processes, real estate, technology and software development, technology infrastructure, and warehousing. In 2006, progress was made on the implementation of a single Wolters Kluwer internet content delivery platform for the legal, tax, and regulatory businesses worldwide.

North America

North American Shared Services (NASS) continued to focus on the transformation of Wolters Kluwer's North American IT infrastructure during 2006. Through the end of 2006, over 70% of Wolters Kluwer's servers in North America had been migrated to two datacenters within the company's outsourcing supplier. NASS completed the centralization of human resources operations in 2006. The group also launched several new products on the new central forms platform, which will provide a common set of forms capabilities across Wolters Kluwer's tax, securities, and government contract products starting in 2007.

Asia Pacific
The migration of editorial production for CCH businesses in Australia, New Zealand, and Asia to a central facility in Malaysia was successfully completed in 2006. This facility will allow the Asia Pacific businesses to exploit their scale and scope while also providing a platform on which to institutionalize operational excellence in editorial production across the region.

Europe
Further refinement of the SAP-based financial and accounting system continued with the United Kingdom, Belgium, and France migrating to the new system. The European Strategic Sourcing Program continued to show cost savings and improved efficiency in key areas of the supply chain.

Management
On January 17, 2007, Wolters Kluwer announced the nomination of Jack Lynch as a new member of the Executive Board. The nomination will be submitted to the Annual General Meeting of Shareholders to be held on April 20, 2007, at 2:00 pm CET (Okura Hotel Amsterdam). Mr. Lynch will replace Mr. Jean-Marc Detailleur, who will retire from the Executive Board in May 2007.

Composition Supervisory Board
Mr. Pennings will retire after the Annual General Meeting of Shareholders on April 20, 2007, because he has served on the Supervisory Board for the maximum period of three four-year terms. To fill the vacancy created due to the retirement of Mr. Pennings, the Supervisory Board, based on article 21(4) of the Articles of Association, makes a recommendation to appoint Mr. B.F.J.A. Angelici (French 1949), as member of the Supervisory Board, in view of his broad international management experience and his knowledge of the healthcare sector. Mr. Angelici currently is Executive Vice President of AstraZeneca Plc, a global pharmaceutical company, and responsible for that company's business in Europe, Japan, Asia Pacific, Latin America, Middle East and Africa. Prior to his present role, he held several senior management positions within AstraZeneca since 1989. Mr. Angelici was Managing Director of Baxter-Healthcare, France, from 1986 until 1989. He was Non-Executive Director of Allied Domecq Plc from 2003 until 2005, when the company was sold.

Forward-Looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Wolters Kluwer

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has 2006 annual revenues of €3.7 billion, employs approximately 19,900 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

2007 Calendar

Publication of 2006 Annual Report	March 22, 2007
Annual General Meeting of Shareholders (Okura Hotel Amsterdam)	April 20, 2007 - 2:00 pm
2007 First-Quarter Results	May 9, 2007
2007 Half-Year Results	August 1, 2007
2007 Fourth-Quarter Results	November 7, 2007
2007 Full-Year Results	February 27, 2008

Full overview available on www.wolterskluwer.com

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

www.wolterskluwer.com

Presentations by Senior Management on February 28, 2006 - Hilton Hotel Amsterdam
Press Conference: 10:00 AM CET; Investor/Analyst Meeting: 1:00 PM CET
Both meetings will be webcast on the corporate website, www.wolterskluwer.com

An interview with Nancy McKinstry, CEO and Chairman of the Executive Board, in video/audio and text is also available on the corporate website, www.wolterskluwer.com, and on http://www.cantos.com.

Consolidated Interim Financial Report

This report has been prepared in accordance with IFRS. The full-year 2005 and 2006 information has been audited, the auditor's statement is included on page 22 of this press release. The quarterly information has not been audited.

Condensed consolidated income statement

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter (unaudited) 2006	Fourth Quarter (unaudited) 2005		Full Year 2006	Full Year 2005
1,003	932	**Revenues**	3,693	3,374
380	339	Cost of sales	1,383	1,234
623	593	Gross profit	2,310	2,140
190	180	Sales costs	679	611
		General and administrative costs		
260	265	▪ General & administrative operating expenses	1,013	996
36	30	▪ Amortization of publishing rights and impairments	121	81
0	12	▪ Exceptional restructuring expense	0	20
486	487	Total operating expenses	1,813	1,708
137	106	**Operating profit**	497	432
2	1	Income from investments	6	5
(29)	(22)	Financing results	(104)	(103)
2	4	Results on disposals	9	4
1	3	Share of profit of associates	1	3
113	92	Profit before tax	409	341
(20)	(22)	Income tax expense	(87)	(80)
93	70	**Profit for the period**	322	261
		Attributable to		
92	69	▪ Equity holders of the parent	321	260
1	1	▪ Minority interests	1	1
93	70	Profit for the period	322	261
0.30	0.23	Basic EPS (€)	1.04	0.86
0.30	0.22	Diluted EPS (€)	1.03	0.85

Wolters Kluwer

Condensed consolidated balance sheet

(Before appropriation of results)

(All amounts are in millions of euros unless otherwise indicated)

	December 31, 2006		December 31, 2005	
Intangible assets	4,015		3,450	
Property, plant and equipment	186		205	
Investments in associates	18		10	
Financial assets	113		117	
Deferred tax assets	56		23	
Total non-current assets		4,388		3,805
Inventories	134		130	
Trade and other receivables	973		1,029	
Income tax receivable	20		48	
Cash and cash equivalents	138		428	
Total current assets	1,265		1,635	
Deferred income	979		957	
Trade and other payables	420		411	
Income tax payable	26		21	
Short-term provisions	22		44	
Borrowings and bank overdrafts	943		719	
Other current liabilities	444		410	
Total current liabilities	2,834		2,562	
Working capital		(1,569)		(927)
Capital employed		**2,819**		**2,878**
Non-current liabilities		1,232		1,436
Deferred tax liabilities		192		80
Employee benefits		187		250
Provisions		12		13
Issued share capital	37		37	
Other reserves	836		801	
Profit for the period	321		260	
Equity attributable to equity holders of the parent		1,194		1,098
Minority interests		2		1
Group equity		1,196		1,099
Total financing		**2,819**		**2,878**

Condensed consolidated cash flow statement

(All amounts are in millions of euros unless otherwise indicated)

Fourth Quarter (unaudited) 2006	Fourth Quarter (unaudited) 2005		Full Year 2006	Full Year 2005
137	106	Operating profit	497	432
57	54	Amortization and depreciation	208	172
-	12	Exceptional restructuring expense	-	20
116	126	Autonomous movements in working capital	9	30
310	298	**Cash flow from operations**	714	654
(39)	(16)	Paid financing costs	(126)	(99)
(29)	(25)	Paid corporate income tax	(36)	(83)
(11)	(21)	Appropriation of restructuring provisions	(37)	(51)
4	3	Share-based payments	17	12
9	2	Other	3	(4)
(66)	(57)		(179)	(225)
244	241	**Cash flow from operating activities**	535	429
(40)	(34)	Net capital expenditure	(99)	(86)
(189)	(58)	Net acquisition spending	(773)	(357)
10	12	Net receipts from disposal of activities	13	13
-	1	Dividends received	7	8
-	59	Cash from derivatives	105	83
(219)	(20)	**Cash flow from investing activities**	(747)	(339)
25	221	**Cash flow surplus/(deficit)**	(212)	90
1	1	Exercise of share options	4	11
(422)	(341)	Redemption loans	(644)	(356)
431	-	New cash loans	682	9
(11)	13	Movements in bank overdrafts	(22)	46
-	-	Dividend payments	(80)	(69)
-	-	Repurchased shares	(19)	-
(1)	(327)	**Cash flow from financing activities**	(79)	(359)
24	(106)	**Net cash flow**	(291)	(269)
112	530	Cash and cash equivalents at beginning of period	428	687
2	4	Exchange differences on cash and cash equivalents	1	10
114	534		429	697
138	**428**	**Cash and cash equivalents as at December 31**	**138**	**428**

Condensed consolidated statement of recognized income and expense

(All amounts are in millions of euros unless otherwise indicated)

	Full Year	
	2006	2005
Profit for the period	322	261
Net foreign exchange translation differences	(211)	252
Net gain / (loss) on hedge of net investment in foreign subsidiaries	12	(78)
Net gain / (loss) on cash flow hedges	(2)	-
Actuarial gain / (loss) on employee benefits	38	3
Taxation	16	(1)
Net income recognized directly in equity	(147)	176
Total recognized income and expense for the period	175	437
Attributable to		
• Equity holders of the parent	174	436
• Minority interest	1	1
	175	437
Effect of changes in accounting policy:		
• Equity holders of the parent	-	4
• Minority interest	-	0
	-	4

Condensed statement of the changes in equity

(All amounts are in millions of euros unless otherwise indicated)

	2006			2005
	Shareholders' equity	Minority interest	Group equity	Group equity
Balance as at January 1	1,098	1	1,099	714
Total recognized income and expense for the period	174	1	175	437
Cash dividend	(80)		(80)	(69)
Share-based payments	17		17	12
Exercise of share options	4		4	11
Repurchased shares	(19)		(19)	-
Other movements in minority interest	-		-	(6)
Position at December 31	**1,194**	**2**	**1,196**	**1,099**

Selected Explanatory Notes

Statement of compliance

These consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group at and for the year ended December 31, 2005.

Accounting policies

The consolidated financial information has been prepared in accordance with IFRS and its interpretations, including International Accounting Standards (IAS) as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. The accounting policies applied in these interim financial statements are the same as those applied in the 2005 Annual Report.

Estimates

The preparation of interim financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements at and for the year ended December 31, 2005.

Special items contained in the interim financial report

Seasonality

Some of our businesses are impacted by seasonal purchasing patterns. Revenues of the Education division are impacted by the seasonal purchasing patterns that coincide with the start of the school year and are thus tilted towards the second and third quarters. Revenues of Wolters Kluwer's tax and regulatory businesses are strongest in the fourth and first quarters, in line with statutory (tax) filing requirements. The Health business also has strong fourth-quarter sales due to the buying behavior of key wholesalers that serve the education and professional markets. The cash flow is typically strongest in the fourth quarter as calendar-year subscription renewals are received.

Acquisitions and disposals

Acquisitions

Total net acquisition spending in full-year 2006 was €773 million, including payments for acquisitions made in previous years. This includes an amount of €9 million relating to costs that are directly attributable to acquisitions, such as legal fees, broker's costs, and audit fees.

In full-year 2006, the following main acquisitions were completed:

<u>Healthcare Analytics (NDCHealth Information Management) (Phoenix, AZ, USA)</u>

On January 6, 2006, Wolters Kluwer completed the acquisition of the Information Management (renamed Healthcare Analytics) business of NDCHealth Corporation, a provider of healthcare information solutions. Healthcare Analytics has approximately 380 employees and is part of the Health division. Healthcare Analytics has annual revenues of approximately $165 million (€140 million). The purchase price of $382 million (€324 million) was paid in cash. Goodwill on this acquisition amounts to €233 million and identified intangible assets to €168 million.

Sage Practice Solutions line (Pensacola, FL, USA)
On January 16, 2006, Wolters Kluwer announced the acquisition of the Sage Practice Solutions line of business, including Sage Practice Manager, Write-up, and Document Manager, from Sage Software. Sage Software offers business management software and services to small and mid-sized business customers in North America. Sage Practice Solutions has approximately 50 employees and annual revenues of approximately $7 million (€6 million), and is part of the Tax, Accounting & Legal division.

ProVation Medical, Inc. (Minneapolis, MN, USA)
On January 23, 2006, Wolters Kluwer completed the acquisition of ProVation Medical, Inc., a privately-held company providing medical documentation, coding, and workflow solutions to hospitals and ambulatory surgery centers in the United States. ProVation Medical, part of the Health division, has annual revenues of approximately $13 million (€11 million) and approximately 100 employees.

Carl Heymanns Verlag (Cologne, Germany)
On May 8, 2006, Wolters Kluwer acquired Carl Heymanns Verlag KG, one of Germany's leading academic and legal publishers. Carl Heymanns Verlag, part of the Legal, Tax & Regulatory Europe division, has annual revenues of approximately €15 million and approximately 130 employees.

GulfPak (Jackson, MS, USA)
On August 15, 2006, Wolters Kluwer announced the agreement to acquire GulfPak Corporation, a leading provider of automated lending and account origination solutions to U.S. financial organizations. GulfPak provides its compliance-based technology solutions to more than 700 financial organizations. GulfPak, part of the Corporate & Financial Services division, has approximately 37 employees and annual revenues of approximately $9 million (€7 million).

ATX/Kleinrock (Rockville, MD, USA)
On August 30, 2006, Wolters Kluwer acquired the assets of ATX/Kleinrock, a supplier of tax preparation, accounting, and tax research software solutions to more than 48,000 tax professionals and accountants throughout the United States. ATX/Kleinrock, part of the Tax, Accounting & Legal division, has almost 300 employees and annual revenues of approximately $40 million (€31 million).

TaxWise (Rome, GA, USA)
On October 11, 2006, Wolters Kluwer acquired the stock of TaxWise Corporation. TaxWise and its subsidiary, Universal Tax Systems, Inc. (UTS), provide tax and accounting software solutions to more than 9,300 accounting professionals, enrolled agents, and tax preparers across the United States. TaxWise, part of the Tax, Accounting & Legal division, has 300 full-time employees and annual revenues of approximately $53 million (€42 million).

The acquisitions had the following effect on the Group's assets and liabilities:

(All amounts are in millions of euros)

	2006			2005
	Pre-acquisition carrying amount	Fair value adjustments	Recognized values on acquisition	Recognized values on acquisition
Non-current assets	23	406	429	144
Current assets	38		38	62
Current liabilities	(97)	(9)	(106)	(65)
Non-current liabilities	(1)		(1)	-
Provisions	(2)		(2)	(1)
Deferred tax	16	(87)	(71)	(26)
Net identifiable assets and liabilities	**(23)**	**310**	**287**	**114**
Goodwill on acquisition			542	249
Total consideration at December 31			**829**	**363**
Cash acquired			(7)	(11)
Deferred payments			(49)	5
Acquisition spending at December 31			**773**	**357**

The fair values of the acquirees' identifiable assets and liabilities for some of these acquisitions could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation within 12 months from the acquisition date.

The goodwill recognized for these acquisitions represents a payment in anticipation of the future economic benefits to be derived by Wolters Kluwer as a result of the acquisition. These future economic benefits relate, for example, to opportunities with regard to cross-selling or cost efficiencies such as sharing of infrastructure.

Since the acquisition date, these acquisitions have contributed €187 million to revenues, €24 million to ordinary EBITA, €(22) million to profit for the year. If all acquisitions had been executed on January 1, 2006, full-year 2006 revenues for Wolters Kluwer would have been €3,758 million, ordinary EBITA €641 million, and profit for the year €315 million.

Disposals

Segment (Beek, The Netherlands)
On January 23, 2006, Wolters Kluwer announced the sale of Segment B.V. Segment, formerly part of the Legal, Tax & Regulatory Europe division, has annual revenues of approximately €5 million and approximately 40 employees.

CT Insurance Services (Minneapolis, MN, USA)
On February 28, 2006, Wolters Kluwer's Corporate & Financial Services division divested two product lines, Xchange software and Financial/Securities Exam Training. The business has annual revenues of approximately $8 million (€7 million) and 41 employees.

Cedam Scolastica (Padova, Italy)
On December 22, 2006, Wolters Kluwer completed the sale of the school books part of Cedam. Cedam Scolastica, formerly part of the Legal, Tax & Regulatory Europe division, has annual revenues of approximately €5 million and 5 employees.

Issuances, repurchases, and repayments of debt and equity securities, and dividends paid

In 2006, no issuances or repurchases of debt securities occurred. An amount of €227 million, with a maturity date of June 2007, was reclassified from non-current liabilities to borrowing and bank overdrafts. On September 22, 2006, an amount of €214 million in bonds was repaid. On November 30, 2006, an amount of €422 million in unsubordinated convertible bonds was repaid.

No issuances of equity instruments other than stock dividends occurred; one million shares were repurchased in the second quarter for a total consideration of €18.7 million. The annual cash dividend of €80 million was paid in April.

On September 27, 2006, Wolters Kluwer announced the signing of a €1.0 billion multi-currency credit facility. The credit facility will be used for general corporate purposes, and is an amendment to the existing credit facility of €750 million. The amended terms include a higher facility amount as well as a lower interest rate margin and a lower commitment fee. This credit facility, which has a remaining maturity of almost five years, replaces the existing facility originally established in July 2004.

Under the 2006-2008 Long-Term Incentive Plan, 1,399,600 shares were conditionally awarded to the Executive Board and other senior managers of the company in full-year 2006 (5,000 in the fourth quarter). The expenses of this Long-Term Incentive Plan have been determined in accordance with IFRS 2 and are recognized ratably over the vesting period. 120,000 shares that became vested per December 31, 2005 were released in first-quarter 2006; 253,350 shares were forfeited in full-year 2006 (113,850 in the fourth quarter).

Under the 2004-2006 Long-Term Incentive Plan, Wolters Kluwer reached the fourth position in the Total Shareholder Return ranking compared to its peer group of 16 companies. As a result, the company will release 125% of the conditional number of shares awarded in 2004 to the Executive Board and other senior managers of the company, which equals a total number of 1,480,625 shares.

In full-year 2006, 1,869,500 (120,000 in the fourth quarter) share options were withdrawn and 368,000 (120,500 in the fourth quarter) share options were exercised, for a total value of €4 million that was received by the company.

Other information

Auditor's statement
In our opinion, the full-year condensed consolidated income statement 2006, the condensed consolidated balance sheet as of December 31, 2006, the full-year condensed consolidated cash flow statement 2006, the condensed consolidated statement of recognized income and expense 2006 as well as the condensed statement of changes in equity 2006 of Wolters Kluwer nv, included on pages 15 through 18 of this press release, have been correctly derived from the 2006 financial statements. We issued an unqualified auditor's report dated February 27, 2007 on these financial statements.

For a better understanding of the company's financial position and results, the statements and balance sheet referred to above should be read in conjunction with the 2006 financial statements from which the statements and balance sheet have been derived and our unqualified auditor's report dated February 27, 2007 thereon.

Amstelveen, February 28, 2007

KPMG ACCOUNTANTS N.V.
H.H.J. Dijkhuizen RA

Reconciliation of benchmark figures *(unaudited)*

(All amounts are in millions of euros unless otherwise indicated)

Reconciliation between operating profit, EBITA, and ordinary EBITA

Fourth Quarter 2006	Fourth Quarter 2005		Full Year 2006	Full Year 2005
137	106	Operating profit	497	432
36	30	Amortization of intangible fixed assets	121	81
173	136	EBITA	618	513
-	12	Exceptional restructuring expense	-	20
173	148	Ordinary EBITA	618	533

Reconciliation between profit for the period and ordinary net income

Fourth Quarter 2006	Fourth Quarter 2005		Full Year 2006	Full Year 2005
92	69	Profit for the period attributable to the equity holders of the parent (A)	321	260
36	30	Amortization of intangible fixed assets	121	81
(15)	(9)	Tax on amortization	(47)	(29)
(3)	2	Results on disposals (after taxation)	(8)	2
-	8	Exceptional restructuring expense (after taxation)	-	13
110	100	Ordinary net income(B)	387	327

Reconciliation between cash flow from operating activities and free cash flow

Fourth Quarter 2006	Fourth Quarter 2005		Full Year 2006	Full Year 2005
244	241	Cash flow from operating activities	535	429
(40)	(34)	Capital expenditure on fixed assets	(99)	(86)
-	1	Dividends received	7	8
204	208	Free cash flow (C)	443	351

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

Fourth Quarter 2006	Fourth Quarter 2005		Full Year 2006	Full Year 2005
310	298	Cash flow from operations	714	654
40	34	Capital expenditure on fixed assets	99	86
173	148	Ordinary EBITA	618	533
1.56	1.78	CAR (Cash flow from operations minus capital expenditure on fixed assets divided by ordinary EBITA)	1.00	1.06

Earnings per share (EPS) calculations

Fourth Quarter 2006	Fourth Quarter 2005	*In euros unless otherwise indicated*	Full Year 2006	Full Year 2005
308.7	304.4	Weighted average number of shares (D)	307.1	302.4
319.8	319.1	Diluted weighted average number of shares (E)	321.4	316.6
2	2	Correction to income of convertible bond (net of taxes) on assumed conversion (F)	9	10
0.36	0.33	Ordinary EPS (B/D)	1.26	1.08
0.34	0.32	Ordinary diluted EPS (minimum of ordinary EPS and [(B+F)/E]	1.23	1.06
0.30	0.23	EPS (A/D)	1.04	0.86
0.30	0.22	Diluted EPS (minimum of EPS and [(A+F)/E]	1.03	0.85
0.66	0.69	Free cash flow per share (C/D)	1.44	1.16
0.64	0.67	Diluted free cash flow per share (minimum of free cash flow per share and [(C+F)/E]	1.41	1.14

Wolters Kluwer

Health

Fourth Quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	232	199	12	41	(20)	33
Ordinary EBITA	EUR	41	35	6	3	(3)	6
Revenues	USD	300	237	14	49		63
Ordinary EBITA	USD	53	42	8	3		11
Ordinary EBITA margin		17	18				

Corporate & Financial Services (CFS)

Fourth Quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	137	136	12	1	(12)	1
Ordinary EBITA	EUR	30	26	6	0	(2)	4
Revenues	USD	176	161	14	1		15
Ordinary EBITA	USD	38	31	7			7
Ordinary EBITA margin		22	19				

Tax, Accounting & Legal (TAL)

Fourth Quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	179	165	10	17	(13)	14
Ordinary EBITA	EUR	20	24	0	(2)	(2)	(4)
Revenues	USD	231	197	12	20	2	34
Ordinary EBITA	USD	26	29	0	(3)	0	(3)
Ordinary EBITA margin		12	15				

Legal, Tax & Regulatory Europe (LTRE)

Fourth Quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	398	380	15	2	1	18
Ordinary EBITA	EUR	99	78	19	2		21
Ordinary EBITA margin		25	20				

Education

Fourth Quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	57	52	4		1	5
Ordinary EBITA	EUR	(2)	(3)	1			1
Ordinary EBITA margin		(4)	(5)				

END